Exhibit 99.1
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                                  RISK FACTORS

         UAM's management may make "forward-looking" statements in the Form 10-K to which the document is filed as an exhibit, in other documents filed with the SEC (including those documents incorporated by reference into the Form 10-K), in press releases, and in discussions with analysts, investors and others. These statements include:

o        descriptions of UAM's operational plans,
o        expectations about future earnings and other results of operations,
o        views of future industry or market conditions, and
o other statements that include words like "may," "expects," "believes," and "intends," and that describe opinions about future events.

         Investors should not rely on these statements as though they were guarantees. These statements are current only when they are made. UAM's management has no obligation to revise or update these statements based on future developments. Known and unknown risks may cause UAM's actual results and performances to be materially different from those expressed or implied by these statements. Some of these risks are identified and explained below.

MOST OF UAM'S REVENUES ARE BASED ON THE MARKET VALUE OF MANAGED ASSETS AND, THEREFORE, WILL RISE AND FALL WITH CHANGES IN THE ECONOMY AND FINANCIAL MARKETS

         Most of the revenues of UAM's affiliated firms are investment advisory fees, which are based primarily on the market value of assets under management. Consequently, UAM's financial results depend directly on changes in the economy and financial markets. These changes can be extremely volatile and are difficult to predict.

         However, changes in the financial markets may also have an inverse effect on assets under management. First, when prices in financial markets rise, U.S. employers may make net withdrawals from their defined benefit plans. The Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code of 1986 (the "Tax Code") require employers to fund their plans sufficiently to generate the benefits they have promised, based on actuarial calculations. However, the Tax Code also discourages employers from overfunding these plans by limiting tax deductions for contributions to fully funded plans. UAM believes that the high investment returns experienced in the 1980s and 1990s have caused many defined benefit plans to reach or exceed their full funding limits. Therefore, many employers may have ceased to contribute additional cash to these plans, even though these employers may be withdrawing assets from the plans to pay benefits as they become due.


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         Second, many investors wish to maintain a particular balance in their portfolios among various asset classes and investment styles. Over time, if funds allocated to one asset class outperform the rest of the portfolio, the portfolio may become overweighted in that asset class. If the investor has not changed its optimal asset allocation, the investor may rebalance the portfolio by withdrawing funds from the asset class that outperformed and redistributing those funds among the other asset classes and styles in the portfolio. In this way, an advisor that manages in one particular asset class or style may experience negative client cash flows after relative performance was positive, and positive client cash flows after relative performance was negative.

THE INVESTMENT MANAGEMENT BUSINESS IS HIGHLY COMPETITIVE

         UAM's affiliated firms compete to manage domestic and international investment portfolios for corporate benefit plans, mutual funds, government and union benefit plans, individuals, endowments, and foundations. UAM believes that the most important factors affecting competition in the investment management industry are:

o   the abilities and reputations of investment managers,
o   stability of a firm's workforce, especially of portfolio managers,
o   an effective marketing force with broad access to channels of distribution,
o   differences in the investment performance of investment management firms,
o   adherence to particular investment styles,
o   quality of client service,
o   the development of new investment strategies,
o   resources to invest in information technologies, and
o   public recognition of trade names in retail markets

         UAM's affiliated firms face many competitors, including public and private investment advisers, as well as affiliates of securities broker-dealers, commercial banks, investment banks, and insurance companies. Barriers to entry are low, and firms in the investment management business are relatively long-lived.

         Institutional clients typically may terminate investment management contracts without penalty upon 30-days' notice. Mutual funds typically may terminate investment management contracts without penalty upon 60-days' notice, and retail clients may redeem investments in mutual funds at any time.

THE INVESTMENT MANAGEMENT BUSINESS IS SUSCEPTIBLE TO INTERNAL SHIFTS AND FREQUENTLY REQUIRES FIRMS TO ADAPT

         Firms typically position themselves to provide investment management services within certain asset classes (equities, debt, real estate, etc.) and investment styles (value, growth, sector rotation, etc.). Periodic shifts in the investment management industry may favor firms with strength in particular areas and firms that have the ability to adjust to these shifts.


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         For example, the implementation of the European Monetary Union includes the elimination of the national currencies and the coordination of economic policy of the 11 member countries. These developments may cause several shifts in the industry including:

o The preferred basis for equity asset allocation may shift from regional and country selection to industry selection;
o Investors in member countries may be more willing to invest in equity and debt securities from other member countries since there will no longer be exchange rate risk; and
o Investors may no longer require certain hedging techniques that seek to reduce exchange rate risk.

         As another example, the press release attached as Exhibit 99.1 to the Company's Form 8-K filed on January 22, 1998, describes a shift in the market for institutionally managed real estate. Many investors now seek management through investment vehicles like real estate investment trusts that offer liquidity and public pricing, rather than investment vehicles like group trusts that offer a more traditional form of long-term management.

UAM'S AFFILIATED FIRMS DEPEND SIGNIFICANTLY ON KEY EMPLOYEES

         Individual investment managers at UAM's affiliated firms often have regular direct contact with clients, which may cause the clients to base their relationships largely on trust in that individual manager. Some clients could withdraw assets if an affiliated firm loses a key investment manager. UAM's success depends on its ability to attract, retain, and motivate sufficient numbers of qualified managers at its affiliated firms.

         In most cases, key managers have signed long-term employment contracts and have agreed not to provide investment advisory services to any of their firm's clients for a period after their employment ends. Also, UAM uses a combination of short-term and long-term financial incentives to help its firms retain these individuals. UAM depends on the enforceability of these employment and non-competition agreements. However, these methods do not guarantee that these individuals will remain with UAM's firms for the specified term of the agreements or for any further term. The market for investment managers is extremely competitive. Increasingly, in the industry, investment managers are moving among different firms and starting new firms.

UAM'S GROWTH STRATEGY DEPENDS, IN PART, ON A SUCCESSFUL ACQUISITION PROGRAM

         To date, UAM has acquired substantial ownership interests in over 50 investment management firms. UAM intends to continue this acquisition program in the future, although more selectively than in the past. The success of this program depends on UAM's ability to identify suitable firms and to negotiate agreements on acceptable terms. Success also depends on UAM's ability to finance acquisitions through additional borrowing, by issuing additional stock in private or public transactions, or through internally generated cash flow.


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         The market for acquisition of interests in investment management firms is highly competitive. There are several other holding companies that invest in investment management firms. In addition, many domestic and foreign commercial and investment banks, insurance companies, and investment management firms maintain active acquisition programs, and many of these companies have longer operating histories and significantly greater resources than UAM.

         Over the past few years, because of competition for acquisitions, prices for firms have increased, and therefore the expected returns on these investments have decreased. Further, as the total assets managed by UAM's affiliated firms rises, this program may require larger or more frequent acquisitions in order to continue to have a material effect on UAM's financial results.

UAM'S REPORTED NET EARNINGS MAY BE AFFECTED BY CHANGES IN ITS AMORTIZATION OF CLIENT CONTRACTS

         When UAM acquires an investment advisory firm in a purchase business transaction, UAM's balance sheet gains a new intangible asset - the cost assigned to investment advisory contracts acquired. UAM amortizes this amount on a straight-line basis over the estimated weighted average useful life of the contracts. Determinations of these estimates consider historical patterns of terminations by clients and the size and age of the contracts. If actual client terminations occur significantly sooner than originally estimated or in certain other circumstances, generally accepted accounting principles require that UAM amortize the remaining asset over the revised estimated (shorter) life. This acceleration of amortization further lowers UAM's reported net earnings during the revised estimated life of the contracts.

         In addition, UAM regularly analyzes the value of investment advisory contracts. Many factors can affect the value of these contracts, including changes in advisory fee rates, strategic planning at the affiliated firm, realignment of client and consultant relationships, and performance in managing assets. In its analysis, UAM compares the carrying value of the contracts against the estimated undiscounted future cash flows associated with the contracts. If the undiscounted future cash flows are not sufficient to recover the carrying value of the asset, accounting principles require that UAM adjust the carrying cost of the contracts to their estimated fair value. Such an adjustment, known to accountants as an "impairment" charge, would lower UAM's reported net earnings. The press release attached as Exhibit 99.1 to UAM's Form 8-K filed on January 22, 1998, describes a charge in the fourth quarter of fiscal year 1997 resulting from the impairment of client contracts at two of UAM's affiliated firms.

THE IRS IS SEEKING ADJUSTMENTS TO SEVERAL OF UAM'S FEDERAL INCOME TAX RETURNS

         The Notes to Consolidated Financial Statements which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, describe UAM's method for amortizing investment advisory contracts for tax purposes in years prior to 1993 and the method permitted by the Revenue Reconciliation Act of 1993 (the "93 Act") for subsequent years. The Internal Revenue Service ("IRS") has audited UAM's federal income tax returns for 1984 through 1992 and is challenging UAM's amortization prior to the 93 Act. The Notes


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address this audit and the IRS's position in more detail. UAM believes that it will prevail in the audit. However, if the IRS prevails in all aspects, UAM would owe approximately $56,000,000, plus interest, in additional tax.

UAM DELEGATES AUTHORITY TO MAKE DECISIONS OVER THE OPERATIONS OF ITS AFFILIATED FIRMS

         As sole or principal stockholder, UAM has the power to elect and remove directors of its affiliated firms and to veto any major actions that the firm may take. However, UAM authorizes the principals of the affiliated firms to manage their own day-to-day operations, including employee matters, investment management policies and fee structures, product development, marketing, client relationships, compensation programs, and compliance activities. Indeed, UAM itself is not registered as an investment adviser either with the SEC or with any state or foreign regulatory agency and therefore cannot render investment advisory services except through its affiliated firms which are properly registered. Accordingly, UAM has only limited ability to alter or coordinate the investment management practices and policies of its affiliated firms.

THE YEAR 2000 ISSUE AFFECTS UAM'S COMPUTER HARDWARE AND SOFTWARE

         Many computer programs use two digits, rather than four, to identify the year in a date. These programs cannot accurately process dates after December 31, 1999. This failure may cause systems to crash and may cause programs to generate erroneous results when they process data. This issue affects personal computers, mainframe computers, networks, and other information technology systems. This issue also affects any equipment that contains embedded software (non-IT systems), including telephone lines, elevators, and other infrastructure. All companies that use or rely on IT systems or non-IT systems face this issue.

         In 1997, UAM started a program to assess its IT systems, to modify, upgrade or replace all hardware or software that is not Year 2000 compliant, and to develop a contingency plan in case its IT systems or its business partners' IT systems are not Year 2000 compliant by January 1, 2000. This program also addresses UAM's exposure to non-IT systems that may not be Year 2000 compliant. UAM is assessing its non-IT systems, seeking assurance from the providers of these systems that they are or soon will be Year 2000 compliant, and developing a contingency plan in case these non-IT systems are not Year 2000 compliant by January 1, 2000. UAM hired an outside consultant to assist UAM and its affiliated firms with the development and implementation of this program. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of UAM's Form 10-K for the year ended December 31, 1998, provides more detailed information on this program.

         UAM expects to complete this program by June 30, 1999, and expects that the cost will not be material. However, UAM cannot guarantee that this program will achieve full and timely Year 2000 compliance, particularly with respect to its business partners and non-IT systems that are not owned by UAM or under its control. A failure by UAM, any of its affiliated firms, any of its business partners, or any of its providers of non-IT system to achieve full and timely


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compliance could have a material adverse effect on UAM's business and financial results.

ADOPTION OF THE NEW "EURO" CURRENCY AFFECTS UAM'S COMPUTER HARDWARE AND SOFTWARE

         On January 1, 1999, 11 countries in the European Monetary Union adopted the "Euro" as their common currency. Existing national currencies in these countries will cease to be legal tender on July 1, 2002. Many computer programs do not recognize the "Euro."

         In 1998, UAM, together with its affiliated firms, started a program to assess its computer hardware and software and to revise or replace any systems that do not recognize the "Euro." In some cases, UAM's affiliated firms have coordinated these changes with changes required by their Year 2000 Program. UAM expects to complete this program in a timely manner and does not expect the costs will be material. However, UAM cannot guarantee that this program will be completely successful, and a failure to successfully revise or replace these systems could have a material adverse effect on UAM's business and financial results.